Via EDGAR & Facsimile

September 26, 2008

Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

            Re:                  Cummins Inc.

                                    Form 10-K for the Fiscal Year Ended December 31, 2007

                                    Filed February 26, 2008

                                    File No. 1-04949

Dear Ms. Blye:

On behalf of Cummins Inc., an Indiana corporation (the “Company”), please find below the Company’s responses to the comments of the Securities and Exchange Commission (the “Commission”) as set forth in your comment letter of September 5, 2008.  If you would like to discuss our responses or if you need additional information, please do not hesitate to contact me.

For your convenience, the numbers of the responses set forth below correspond to the numbers in your September 5, 2008 comment letter and we have set forth below your numbered comments in italics followed by the Company’s responses.

1.         Please refer to comment 1 in our letter dated July 16, 2008.  Describe to us, to the best of your knowledge, all types of products, equipment, components, technology, or services you have provided, whether directly or indirectly, into each of Iran, Sudan, and Syria.  Also, confirm to us whether you have had any agreements, commercial arrangements, or other contacts with the governments of the referred countries or entities controlled by those governments.

As explained in our August 22, 2008 letter, the Company does a small, non-material amount of business in Iran, Sudan and Syria.  In Sudan, the Company has a policy prohibiting sales into the Sudan.  The Company had no sales in 2007 and anticipates no sales in 2008.   The Company has no direct commercial relationships with the government of Sudan or entities that it believes are controlled by the government.

In Syria, the Company’s foreign subsidiaries do business only with an authorized dealer, who sells turbochargers and related parts. The Company had approximately $300,000 in sales in 2007 and anticipates a similar amount of sales in 2008.  The Company has no direct commercial relationship with the government of Syria or with entities that it believes are controlled by the government.

Regarding Iran, the Company’s foreign subsidiaries do business only with  authorized dealers.  The Company does not have a direct commercial relationship with the government of Iran or with entities that it believes are controlled by the government.

Over the past two years, the Company’s sales from its foreign subsidiaries to Iran have consisted primarily of: (1) commercial power generation products for stationary power generation; (2) new or remanufactured replacement engine parts for commercial diesel engines;  (3) turbochargers for the commercial truck and bus market; and (4) alternators.  The Company had approximately $13 million in sales in 2007 and anticipates approximately $10 million in sales in 2008.

As discussed in the Company’s August 22, 2008 response, these were lawful sales of commercial products.  Sales are reviewed in advance by the Cummins U.K. law department to ensure compliance with all laws.

2.         We believe that disclosure is warranted regarding your business activities in Iran, Syria and Sudan .  We note your position that your business activities in these countries do not constitute a material investment risk, either quantitatively or qualitatively, to investors.  However, as you indicate that you have recently ceased business activities in Sudan while currently continuing them in Iran and Syria, we believe relevant disclosure on these business activities is appropriate in the “Business” section for investors to determine whether or not the information is material.  Please provide us the disclosure on your current business activities in Iran and Syria, and past business activities with Sudan, which you propose to include in your future filings.

The Company’s limited sales into Iran, Syria and Sudan are not material. In 2007, sales into these three countries constituted 0.10% of Company sales.  For 2008, sales into these three countries will likely be less than 0.10% of the Company’s sales.   As discussed above, the Company has policies designed to ensure that these sales are lawful.

The Company does not, as a general matter, disclose to investors sales to countries that make up such a small part of the Company’s overall business.  The Company strongly believes that its limited, indirect business activities in these countries is neither quantitatively or qualitatively material to its investors.  The fact that the Company chose to deal with an Amnesty International report regarding the Sudan in a public way did not represent a decision that its sales into Sudan were material.  These actions instead reflected a decision to communicate with various constituencies of the Company regarding a specific situation.  The actions taken in that case should not, in our opinion, dictate disclosure of other non-material sales into other countries under different circumstances or require the Company to cease all business into other sanctioned countries.

As your office is aware, there are numerous U.S. companies that do limited and lawful business in countries that are sanctioned in some way by the U.S.  We are not aware of any precedent or guidance that requires disclosure of this business when the amount of sales is de minimus.    We do not believe a reasonable investor would find such information to be material.

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to your comments and your assistance with our compliance with applicable disclosure requirements.  If you have any questions or comments regarding our responses, please contact me at 317.610.2459.

Sincerely,

/s/ Marya M. Rose

___________________________

Marya M. Rose

Vice-President, General Counsel &

Corporate Secretary